Exhibit 2

FOR IMMEDIATE RELEASE	7 March 2017

WPP PLC (“WPP”)

Directors’ Interests

WPP was notified today of changes in the share ownership of executive directors of the company, pursuant to the vesting of the 2014 Executive Share Awards (“ESA”) granted in 2015.

On 6 March 2017, Sir Martin Sorrell became entitled to receive 120,109 ordinary shares pursuant to his 2014 ESA granted in 2015. On 6 March 2017, Sir Martin Sorrell sold 57,522 of these ordinary shares in order to discharge the consequential tax liabilities.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 21,083,952 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under Renewed LEAP in 2004, 2005, and 2007 and the UK parts of the 2006 award and the 2009 award granted under LEAP, the receipt of which has been deferred). Sir Martin Sorrell’s family interests and rights represent 1.646% of the issued share capital of WPP. Additionally The JMCMRJ Sorrell Charitable Foundation holds 3,525,936 WPP shares, representing 0.275% of WPP’s issued share capital.

On 6 March 2017, Mr Paul Richardson became entitled to receive 10,418 ADRs pursuant to his 2014 ESA granted in 2015. On 6 March 2017, Mr Paul Richardson sold 5,589 of these ADRs to discharge the consequential tax liabilities. At today’s date, Mr Richardson’s beneficial holding is the equivalent of 1,024,410 WPP shares, representing 0.08 % of WPP’s issued share capital.

Notification of Transaction by Person Discharging Managerial Responsibilities:

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Sir Martin Sorrell
2.	Reason for the notification
a)	Position / status	PDMR (Director)
b)	Initial notification / amendment	Initial notification
3.	Details of issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	WPP plc
b)	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary Shares of 10p each
	Identification Code	JE00B8KF9B49
b)	Nature of the transaction	1. Vesting of Ordinary Shares under 2014 Executive Share Award 2. Sale of Ordinary Shares to cover tax

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.00	120,109
1.
2.
		Price(s)	Volume(s)
		GBP 17.196	57,522
d)	Aggregated information - Aggregated volume - Price	Price(s)	Volume(s)	Total
		GBP 0.00	120,109	GBP 0.00
1.
2.
		Price(s)	Volume(s)	Total
		GBP 17.196	57,522	GBP 989131.06
e)	Date of the transaction	2017-03-06
f)	Place of the transaction	1. Outside a trading venue 2. London Stock Exchange
Notification of Transaction by Person Discharging Managerial Responsibilities:
1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Paul Richardson
2.	Reason for the notification
a)	Position / status	PDMR (Director)
b)	Initial notification / amendment	Initial notification
3.	Details of issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	WPP plc
b)	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	American Depository Receipts (ADR) Shares
	Identification Code	US92937A1025
b)	Nature of the transaction	1. Vesting of ADRs under 2014 Executive Share Awards 2. Sale of ADRs to cover tax

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0.00	10,418
		1.
		2.
		Price(s)	Volume(s)
		USD 104.658	5,589

d)	Aggregated information - Aggregated volume - Price	Price(s)	Volume(s)	Total
		USD 0.00	10,418	USD 0.00
		1.
		2.
		Price(s)	Volume(s)	Total
		USD 104.658	5,589	USD 584934.68

e)	Date of the transaction	2017-03-06
f)	Place of the transaction	1. Outside a trading venue 2. NASDAQ

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP
Marie Capes, WPP

Richard Oldworth, Buchanan Communications	+44 (0)7710 130634 / +44(0) 20 7466 5000

END